VISKASE CORPORATION SAVE PROGRAM

            FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

            FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996

                                   AND

                  REPORT OF INDEPENDENT ACCOUNTANTS

                     VISKASE CORPORATION SAVE PROGRAM

        INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                     Page(s)
Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for Benefits,
     December 31, 1997 and 1996                                        2-3

  Statement of Changes in Net Assets Available
     for Benefits, for the years ended
     December 31, 1997 and 1996                                        4-5

  Notes to Financial Statements                                        6-12

Supplemental Schedules:                                               13-14

  Schedule of Assets Held for Investment Purposes,
     December 31, 1997 - Item 27(a),  Form 5500 (Unaudited)

  Schedule of Reportable Transactions, for the year ended
     December 31, 1997 -  Item 27(d), Form 5500 (Unaudited)






Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Viskase Corporation SAVE Program.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Compensation and Benefits Committee
Viskase Corporation SAVE Program

We have audited the accompanying statements of net assets available for benefits of Viskase Corporation SAVE Program (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1997 and 1996, and for the years then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits of the 1997 and 1996 financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Item 27(a), Schedule of Assets Held for Investment Purposes, and Item 27(d), Schedule of Reportable Transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the 1997 and 1996 statements of net assets available for benefits and the 1997 and 1996 statements of changes in net assets available for benefits are presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Chicago, Illinois
June 19, 1998

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS with Fund Information December 31, 1997

                                                                         Inter-
                        Fixed       Equity                 Aggressive   national   Envirodyne                Total
                       Income     Investment    Balanced     Equity      Equity      Stock       Loan      December
                        Fund          Fund        Fund        Fund        Fund        Fund       Fund      31, 1997
                    -----------  -----------  ----------   ----------   --------   ---------  ----------  -----------
ASSETS:
Investments:
  Cash              $   120,629                            $   (1,562)              $  9,571               $   128,638
  Short-term
     investments        578,382  $   246,935  $   18,249       71,868 $    2,733         483                   918,650
  Insurance company
     contracts       23,049,054                                                                             23,049,054
  Value of interest
     in registered
     investment
     companies        9,956,830   24,377,471   4,336,099    4,023,675  2,015,998                            44,710,073
  Common stock                                                                       453,593                   453,593
  Loans to
     participants                                                                             $2,609,646     2,609,646
                    -----------  -----------  ----------   ---------- ----------    --------  ----------   -----------

                     33,704,895   24,624,406   4,354,348    4,093,981  2,018,731     463,647   2,609,646    71,869,654
                    -----------  -----------  ----------   ---------- ----------    --------  ----------   -----------
Receivables:
  Participant
    contributions        58,864       45,464       9,790       16,694      8,673         904                   140,389
  Employer
    contributions        22,905       14,717       3,151        5,941      2,785        (539)                   48,960
  Investment income         247           68           8        1,583          5          46                     1,957
  Interfund receiv-
     able (payable)     130,799      (67,856)     18,809       50,749    (82,088)    (50,413)
                    -----------  -----------  ----------   ---------- ----------    --------               -----------

                        212,815       (7,607)     31,758       74,967    (70,625)    (50,002)                  191,306
                    -----------  -----------  ----------   ---------- ----------    --------  ----------   -----------
     Total assets    33,917,710   24,616,799   4,386,106    4,168,948  1,948,106     413,645   2,609,646    72,060,960

Liabilities:

  Due to broker for
     security
     transactions       120,000                                                                                120,000
  Cash overdraft                                                                                  33,613        33,613
                    -----------                                                               ----------   -----------

     Total
       liabilities      120,000                                                                   33,613       153,613
                    -----------  -----------  ----------   ---------- ----------    --------  ----------   -----------

Net assets
   available for
   benefits         $33,797,710  $24,616,799  $4,386,106   $4,168,948 $1,948,106    $413,645  $2,576,033   $71,907,347
                    ===========  ===========  ==========   ========== ==========    ========  ==========   ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS with Fund Information December 31, 1996

                                                                         Inter-
                        Fixed       Equity                 Aggressive   national   Envirodyne                          Total
                       Income     Investment    Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund        Fund        Fund        Fund        Fund       Fund      Other     31, 1996
                    -----------  -----------  ----------   ----------   --------   ---------  ----------  --------  -----------
ASSETS:
Investments:
  Short-term
     investments    $ 2,363,974  $   103,057  $   23,525   $   31,151 $    6,086   $   6,175                        $ 2,533,968
  Insurance company
     contracts       17,381,798                                                                                      17,381,798
  Value of interest
     in registered
     investment
     company         15,930,031   16,790,424   3,356,211    2,565,805  1,502,554                                     40,145,025
  Common stock                                                                       204,824                            204,824
  Loans to
     participants                                                                             $2,461,715              2,461,715
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------

                     35,675,803   16,893,481   3,379,736    2,596,956  1,508,640     210,999   2,461,715             62,727,330
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------
Receivables:
  Investment income       1,163           92          24           39         15          14                              1,347
  Interfund receiv-
     able (payable)      (4,957)     (18,332)     29,047       (2,941)    (4,971)      2,154
                    -----------  -----------  ----------   ---------- ----------    --------                        -----------

                         (3,794)     (18,240)     29,071       (2,902)    (4,956)      2,168                              1,347
                    -----------  -----------  ----------   ---------- ----------    --------  ----------            -----------
     Total assets    35,672,009   16,875,241   3,408,807    2,594,054  1,503,684     213,167   2,461,715             62,728,677

Liabilities:

  Due to broker for
     security
     transactions                                                                      3,387                              3,387
                                                                                    --------                        -----------

     Total
       liabilities                                                                     3,387                              3,387
                                                                                    --------                        -----------

Other                                                                                                     $123,897      123,897
                    -----------  -----------  ----------   ---------- ----------    --------  ----------  --------  -----------

Net assets
   available for
   benefits         $35,672,009  $16,875,241  $3,408,807   $2,594,054 $1,503,684    $209,780  $2,461,715  $123,897  $62,849,187
                    ===========  ===========  ==========   ========== ==========    ========  ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS with Fund Information for the year ended December 31, 1997

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                           Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                 December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund       Other     31, 1997
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  ---------  -----------
Additions:
  Interest income:
    Short-term
      investments    $   12,978  $       933   $      131   $      270 $      106   $    432   $  184,526             $   199,376
    Insurance
      company's
      contracts       1,324,285                                                                                         1,324,285
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
                      1,337,263          933          131          270        106        432      184,526               1,523,661

  Net investment
    gain from
    interest in
    registered
    investment
    companies           774,550    5,738,614      726,796      816,490    138,892                                       8,195,342

  Net appreciation
    in the fair
    value of
    investments                                                                       33,395                               33,395
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
                      2,111,813    5,739,547      726,927      816,760    138,998     33,827      184,526               9,752,398
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
Contributions:
  Participants        1,906,879    1,483,153      331,443      520,945    267,877    257,298                            4,767,595
  Employer              647,979      480,770      111,395      177,798     89,621     90,209                            1,597,772
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
                      2,554,858    1,963,923      442,838      698,743    357,498    347,507                            6,365,367
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
Interfund transfers  (1,305,287)   1,364,922      120,174      270,973      6,459   (186,542)    (146,802) $(123,897)
Participant loan
  payments received     589,415      419,835      108,224      146,648     78,703     50,592   (1,393,417)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  ---------  -----------
                       (715,872)   1,784,757      228,398      417,621     85,162   (135,950)  (1,540,219)  (123,897)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  ---------  -----------
Deductions:
  Benefit payments    4,901,678    1,417,585      360,463      245,037    100,201     34,641                            7,059,605
  Loans to
    participants        923,420      329,084       60,401      113,193     37,035      6,878   (1,470,011)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
                      5,825,098    1,746,669      420,864      358,230    137,236     41,519   (1,470,011)              7,059,605
                    -----------  -----------   ----------   ---------- ----------   --------   ----------             -----------
Net increase/
  (decrease)
  in net assets
  available for
  benefits           (1,874,299)   7,741,558      977,299    1,574,894    444,422    203,865      114,318   (123,897)   9,058,160

Net assets
  available for
  benefits,
  beginning of year  35,672,009   16,875,241    3,408,807    2,594,054  1,503,684    209,780    2,461,715    123,897   62,849,187
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  ---------  -----------

Net assets
  available for
  benefits,
  end of year       $33,797,710  $24,616,799   $4,386,106   $4,168,948 $1,948,106   $413,645   $2,576,033             $71,907,347
                    ===========  ===========   ==========   ========== ==========   ========   ==========  =========  ===========

The accompanying notes are an integral part of the financial statements.

VISKASE CORPORATION SAVE PROGRAM

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS with Fund Information for the year ended December 31, 1996

                                                                          Inter-
                        Fixed       Equity                  Aggressive   national   Envirodyne                          Total
                       Income     Investment     Balanced     Equity      Equity      Stock       Loan                December
                        Fund          Fund         Fund        Fund        Fund        Fund       Fund      Other     31, 1996
                    -----------  -----------   ----------   ----------   --------   ---------  ----------  --------  -----------
Additions:
  Interest income:
    Short-term
      investments    $   41,902  $     1,209   $      247   $      437 $      190   $    198   $  160,916            $   205,099
    Insurance
      company's
      contracts       1,189,306                                                                                        1,189,306
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      1,231,208        1,209          247          437        190        198      160,916              1,394,405

  Net investment
    gain from
    interest in
    registered
    investment
    companies         1,014,228    3,136,672      372,883      122,923    200,328                                      4,847,034

  Net appreciation
    in the fair
    value of
    investments                                                                       55,195                              55,195
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      2,245,436    3,137,881      373,130      123,360    200,518     55,393      160,916              6,296,634
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Contributions:
  Participants        2,189,337    1,182,014      303,616      425,282    220,126     76,179                           4,396,554
  Employer              760,556      380,734      102,993      144,940     73,027     26,137                           1,488,387
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      2,949,893    1,562,748      406,609      570,222    293,153    102,316                           5,884,941
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Interfund transfers  (2,379,009)   1,484,545      223,989      626,328    191,209     12,452     (160,916) $  1,402
Participant loan
  payments received     694,074      297,446       72,594       80,452     35,630     29 807   (1,210,003)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------
                     (1,684,935)   1,781,991      296,583      706,780    226,839     42,259   (1,370,919)    1,402
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------  -----------
Deductions:
  Benefit payments    3,847,943    1,502,978      165,396      147,738     59,691      1,839                           5,725,585
  Administrative
    expenses              9,013                                                                                            9,013
  Loans to
    participants        900,440      314,604       78,661       36,845     36,118      2,788   (1,369,456)
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
                      4,757,396    1,817,582      244,057      184,583     95,809      4,627   (1,369,456)             5,734,598
                    -----------  -----------   ----------   ---------- ----------   --------   ----------            -----------
Net increase/
  (decrease)
  in net assets
  available for
  benefits           (1,247,002)   4,665,038      832,265    1,215,779    624,701    195,341      159,453     1,402    6,446,977

Net assets
  available for
  benefits,
  beginning of year  36,919,011   12,210,203    2,576,542    1,378,275    878,983     14,439    2,302,262   122,495   56,402,210
                    -----------  -----------   ----------   ---------- ----------   --------   ----------  --------  -----------

Net assets
  available for
  benefits,
  end of year       $35,672,009  $16,875,241   $3,408,807   $2,594,054 $1,503,684   $209,780   $2,461,715  $123,897  $62,849,187
                    ===========  ===========   ==========   ========== ==========   ========   ==========  ========  ===========

The accompanying notes are an integral part of the financial statements.
/TABLE

                      VISKASE CORPORATION SAVE PROGRAM

                       NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A.  General

The Plan is a defined contribution plan established to provide deferred compensation benefits to eligible employees. Under the Plan, all of the employees of Viskase Corporation ("Employer") who have met the eligibility requirements may elect to participate in the Plan. Employees who are covered by a collective bargaining agreement will be eligible only if their participation is provided for in the agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B.  Participation

Regular full-time employees may become Plan members upon employment.

C.  Contributions

Participating employees make before-tax contributions to the Plan of 1% to 6% of their regular pay as a Basic Deduction Contribution on a before tax or after tax basis. Participants who contribute the maximum 6% as a Basic Deduction Contribution may contribute up to an additional 10% of eligible earnings as a Supplemental Deduction Contribution on a before tax or after tax basis. Employer contributions to the Plan are equal to 50% of the participant's contributions up to 6% of regular pay. Employee before-tax and after-tax contributions in excess of 6% of the participant's compensation are not eligible to receive Employer matching contributions.

The Internal Revenue Service limits the dollar amount a participant can contribute to the Plan in any year on a before-tax basis. All contributions to the Plan are also subject to the nondiscrimination tests of the Internal Revenue Code which may also limit the contributions that may be made to the Plan.

D.  Vesting

Participant contributions plus the earnings thereon are always fully vested. Vesting in the Employer contributions and the earnings thereon is based on years of credited service. A participant is 100% vested after three years of credited service. If a participant voluntarily leaves before completing 3 years of credited service, contributions made by the Employer and earnings thereon will be forfeited. If a participant attains age 65, or becomes permanently and totally disabled, dies, or is terminated by the Employer for reasons other than cause, the full value of the Employer contribution account becomes immediately vested and is nonforfeitable.

E.  Payment of Benefits
On termination of service, participants with account balances in excess of $3,500 may elect to either receive a lump-sum amount or defer payment until any date up to the plan year in which the participant attains age 65. Participants who terminate employment with account balances less than or equal to $3,500 are to receive a lump-sum payment. Participants may choose to make a direct rollover to another qualified plan or to an Individual Retirement Account
(IRA). Spouse beneficiaries may make a direct rollover to an IRA. Non-spouse beneficiaries may not make a direct rollover to an IRA.
A participant who receives a lump sum payment may choose to receive payment of his account invested in the Envirodyne Stock Fund in the form of whole shares of common stock with fractional shares paid in cash. Certain employees may receive installment payments under the Plan. Payment to any participant must be made no later than the April 1 following the year he reaches 70-1/2, even if he has not retired.

F.  Participant Loans

Loans up to specified amounts are available to all participants.
Each loan must be evidenced by the participant's collateral promissory note with interest at a rate commensurate with the interest rates being charged by area banking business for loans made under similar circumstances. The period for repayment of the loan cannot exceed five years from the date of the loan, unless the loan is for purchase of a principal residence in which case, the repayment period cannot exceed ten years.

G.  Withdrawals While Employed

The Plan permits participants to make withdrawals while they are employed. The Plan sets out the limits and priority of any withdrawal. The Plan permits hardship of before-tax contributions in accordance with Internal Revenue Code requirements.

H.  Forfeitures

Forfeitures of a terminated participant are required to be held by the Plan pending the participant's possible return to employment and reinstatement in the Plan. If reinstatement does not occur by the end of the year following the year during which the participant terminated his/her employment, such forfeitures are utilized to reduce contributions by the employer in future periods.

I.  Allocation of Investment Earnings

Investment earnings of an investment fund are allocated to individual participant accounts based on the ratio of an employee's year-to-date contributions to that fund to the total of all contributions made for the plan year to that fund.

2.  Summary of Significant Accounting Policies

The financial statements are presented in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies of the Plan.

Investments

The Plan reports investments, other than insurance company contracts, at fair value. Mutual funds and common stocks are stated at the quoted market price on the last business day of the year. Short-term investments are stated at cost which approximates market value. The investment contracts are stated at contract value, (which represents contributions made under the contracts, plus earnings less withdrawals) which approximates fair value. The average yield for the years ended December 31, 1997 and 1996 and crediting interest rate at December 31, 1997 and 1996 for each of the insurance company contracts is summarized below.

                                  1997                   1996
                            -------------------   -------------------
                            Average   Crediting   Average   Crediting
                             Yield     Interest     Yield    Interest
                                         Rate                  Rate

Canada Life Insurance
  Company group annuity
  contract, due 2/14/00      7.82%       7.82%      7.82%       7.82%

Hartford GA Insurance
  Company group annuity
  contract, due 2/7/98       5.61%       5.61%      7.50%       7.50%

Metropolitan Life Insurance
  Company group annuity
  contract,
  open maturity date         5.75%       5.75%      7.25%       7.25%

John Hancock Life Insurance
  Company group annuity
  contract, due 05/15/01     6.82%       6.82%

SAFECO Life Insurance
  Company group annuity
  contract, due 01/06/02     6.72%       6.72%



Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investment transactions are reflected on a trade-date basis. Realized gains or losses on sales of securities are based on average cost. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation on investments for the year is included in the statements of changes in net assets available for plan benefits.

The Plan presents in the statements of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments.

The investment held by the Plan other than interests in registered investment companies that represents 5 percent or more of the Plan's net assets at December 31, 1997 is the Metropolitan Life Insurance Company group annuity contract whose market value is $13,696,596.

Administration Expenses

Expenses of the Plan, other than brokerage commissions which are included in the cost of the investments, were paid by the Employer in 1997 and 1996. Although the Employer has elected to pay these expenses, it is not obligated to do so. If the Employer ceases to pay all or part of these expenses in the future, they will be paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.


3.  Investment Program

The plan provides for investment election alternatives which allow participants to invest their contributions in six different funds. Participants may change their investment election during any calendar month as provided by the Plan agreement. The fund options are as follows.

Fixed Income Fund - The assets of the Fixed Income Fund are
-----------------
invested in investment contracts from a variety of high-quality issuers, primarily insurance carriers ranked "AA" or better by the national rating agencies. The objective of the fund is to provide stable returns and to preserve the principle investment.

Equity Investment Fund - The assets of the Equity Investment Fund
----------------------
are exclusively invested in the Vanguard Windsor II Mutual Fund which invests primarily in common stocks which are believed to be undervalued by the market at the time of purchase. The fund seeks to provide long-term growth of capital and income.

Balanced Fund - The assets of the Balanced Fund are exclusively
-------------
invested in the American Balanced Fund which invests in a broadly diversified portfolio of securities, including common stocks, preferred stocks, corporate bonds or U.S. government securities and cash. The objective of the fund is to preserve capital and provide current income while seeking long-term growth of both capital and income.

Aggressive Equity Fund - The assets of the Aggressive Equity fund
----------------------
are exclusively invested in the Twentieth Century Ultra Mutual Fund which invests primarily in common stock of companies with accelerating earnings and revenues. The fund seeks to provide capital growth over time.

International Equity Fund - The assets of the International Equity
-------------------------
Fund are exclusively invested in the American Europacific Growth Fund which invests in stocks of companies based outside the United States. The objective of the fund is to achieve long-term capital appreciation through international diversification.

Envirodyne Stock Fund - The assets of the Envirodyne Stock Fund are
---------------------
exclusively invested in Envirodyne Industries, Inc. common stock. Only new contributions may be invested in this Fund. No amount in another Fund may be transferred to this Fund.

At December 31, 1997 and 1996, there were 1,981 and 1,977 participants, respectively, invested in one or more of the Plan's investment funds. Employer contributions are invested in the investment funds to which the participants contribute. Set forth below is the number of participants investing in each fund:

                                  1997            1996
                                  -----          -----
   Fixed Income Fund              1,687          1,722
   Equity Investment Fund         1,169          1,016
   Balanced Fund                    538            492
   Aggressive Equity Fund           621            513
   International Equity Fund        426            320
   Envirodyne Stock Fund            217            117


4. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated April 10, 1995, that the Plan, and related trust, as then designed, are in compliance with the applicable sections of the Internal Revenue Code (Code). The Plan has subsequently been amended. However, the Plan administrator believes the Plan is designed and operated in accordance with the applicable sections of the Code.

5.  Plan Termination

The Employer reserves the right to alter, amend or terminate the Plan. In the event of Plan termination, Plan accounts will become fully vested and participants will be entitled to a distribution. Presently, there is no intention on the part of the Employer to terminate the Plan.

6.  Reconciliation of Net Assets

    Available for Plan Benefits to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                             December 31,
                                         1997            1996
                                     ------------    ------------
Net assets available for benefits
per the financial statements          $71,907,347     $62,849,187

Benefits payable to participants       (1,350,857)     (1,415,507)

Other unallocated items                                  (123,897)
                                      -----------     -----------
                                      $70,558,490     $61,309,783
                                      ===========     ===========

The following is a reconciliation of change in net assets per the financial statements to the Form 5500:

                                       Year Ended
                                       December 31,
                                           1997
                                       -----------
Net increase in net assets available
  for benefits per the financial
  statements                           $9,058,160

Decrease in benefits payable
  to participants                          64,650

Decrease in other unallocated items       123,897
                                       ----------
                                       $9,246,707
                                       ==========

SUPPLEMENTAL SCHEDULES
----------------------

VISKASE CORPORATION SAVE PROGRAM
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997 (Unaudited)

                                                                                      (e)
                                                                                    CURRENT/
             (b)                               (c)                    (d)           CONTRACT
(a)   IDENTITY OF ISSUE             DESCRIPTION OF INVESTMENT        COST            VALUE
----------------------------------  --------------------------   --------------   ------------
      SHORT TERM INVESTMENTS:

      COLTV Short Term
        Investment Fund             Interest bearing cash          $   918,650     $   918,650
                                                                   -----------     -----------
                                                                   $   918,650     $   918,650

      INSURANCE COMPANY CONTRACTS:

      Canada Life Contract - 45862  Guaranteed investment
                                    contract, 7.82% due 2/14/00      2,136,476       2,136,476

      Hartford GA Contract - 10285  Guaranteed investment
                                    contract, 7.50% due 2/7/98       2,465,468       2,465,468

      Metropolitan Life Insurance   Guaranteed annuity contract,
        Co. Contract 8739-9         5.75%, open maturity date       13,696,596      13,696,596

      John Hancock Mutual Life      Guaranteed investment
        Insurance Co.               contract, 6.82% due 5/15/01      2,085,276       2,085,276

      Safeco                        Guaranteed investment
        Contract LP 1056828         contract 6.72% due 1/6/02        2,665,238       2,665,238
                                                                   -----------     -----------
                                                                    23,049,054      23,049,054

      INVESTMENTS IN REGISTERED
        INVESTMENT COMPANIES:

      CF Continental Bank GIC,      Registered investment
      Fund                          company                           8,631,430      9,956,830

      American Balanced Fund, Inc.  Registered investment
                                    company                           3,810,091      4,336,099

      American Century Mutual       Registered investment
      Funds                         company                           4,015,285      4,023,675

      Europacific Growth Fund       Registered investment
                                    company                           1,881,649      2,015,998

      Windsor II Portfolio Open     Registered investment
      End Fund                      company                          17,145,726     24,377,471
                                                                    -----------    -----------
                                                                     35,484,181     44,710,073

      LOAN FUND

      Participant loans             Participant loans                 2,609,646      2,609,646
                                                                    -----------    -----------
                                                                      2,609,646      2,609,646

      STOCK FUND

      Envirodyne Industries, Inc.   Common Stock                        388,020        453,593
                                                                    -----------    -----------
                                                                        388,020        453,593

     OTHER

     Proceeds of unsettled sales                                        128,638        128,638
     Cash overdraft                                                     (33,613)       (33,613)
     Cash held elsewhere                                               (120,000)      (120,000)
                                                                    -----------    -----------
                                                                        (24,975)       (24,975)

                                                                    $62,424,576    $71,716,041
                                                                    ===========    ===========
/TABLE

Viskase Save Program

Item 27d - Schedule of Reportable Transactions
December 31, 1997

                                                       Number
                                         Number of      of                                   Net Gain
   Identity of Issue                     Purchases     Sales      Purchases      Sales        or (Loss
   --------------------                 ----------    -------    -----------   -----------   ------------

   Windsor II Portfolio
     Open End Fund                            72                 $ 5,610,854
                                                          14                    $ 1,547,973    $  496,830

   COLTV Short Term Investment               339                  10,730,395
     Fund                                                202                     12,353,841

   CF Continental Bank GIC Fund                2                   1,573,334
                                                          13                      8,322,000       786,525
